  Exhibit 99.1

NextSource Materials Announces Results of Special Shareholder
Meeting – Receives Approval for Completion of
Vision Blue Resources’ Investment

NEWS RELEASE – TORONTO, May 18, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce the results of the Special Meeting of Shareholders held on May 17, 2021 (the “Meeting”) to seek approval of a resolution authorizing the Company to complete the second private placement (the “Second Private Placement”) pursuant to the US$29.5 million investment agreement entered between the Company and Vision Blue Resources Limited (“Vision Blue”) on February 8, 2021 (the “Investment Agreement”). Vision Blue is a battery commodity/resource-focused private investment company founded by Sir Mick Davis.

As of April 5, 2021, which was the record date for the Meeting, there were 733,806,918 common shares of the Company issued and outstanding that were entitled to vote. A total of 395,204,855 common shares was represented in person or by proxy at the Meeting. The Company’s shareholders, in accordance with the policies of the Toronto Stock Exchange, approved the Second Private Placement resolution by a majority of 87.80% of the votes cast excluding the 120,000,000 common shares held by Vision Blue.

The Second Private Placement resolution authorizes a private placement of 232,142,857 units of the Company (the “Units”), consisting of 232,142,857 common shares in the capital of the Company and 232,142,857 common share purchase warrants (“Warrants”) of the Company. Each Unit will be priced at C$0.07 per Unit for gross proceeds of approximately US$12.4 million. Each Warrant will entitle Vision Blue to purchase one additional common share of the Company at a price of C$0.10 per share for a period of two years following the closing of Second Private Placement.

On behalf of the Board of Directors, Sir Mick Davis, Chairman of NextSource Materials and of Vision Blue Resources, commented:

“I, along with the entire board of NextSource, would like to thank our shareholders for their vote of confidence in Vision Blue’s participation in the Company’s strategic direction. With a solid foundation already in place, the Company is well-positioned for significant growth and increased shareholder value. Vision Blue’s investment is just the first stage in unlocking its potential and it is my intent to assist NextSource in becoming a large scale, vertically-integrated graphite producer.”

PRIVATE PLACEMENT AND ROYALTY CLOSING

The Investment Agreement includes the initial private placement of US$6.1 million that was completed on March 15, 2021, the Second Private Placement of US$12.4 million (as described above) and a royalty agreement pursuant to which Vision Blue will advance, subject to the satisfaction of certain conditions, a total of US$11.0 million in exchange for a royalty in respect of sales of SuperFlake® graphite concentrate from the Molo Graphite Project.

The Second Private Placement is expected to close on May 19, 2021, and the royalty agreement is expected to close on or around May 27, 2021. Completion of the Second Private Placement is subject to receipt of all necessary regulatory approvals including the approval of the Toronto Stock Exchange.

The net proceeds from the Investment Agreement will enable NextSource to complete construction of Phase 1 of the Molo graphite mine and initiate commissioning of the mine in April 2022.

COMMON SHARE CONSOLIDATION

As required by the Investment Agreement, upon obtaining shareholder approval of the Second Private Placement resolution, the Company will be implementing a consolidation (reverse stock split) of its Common Shares (the “Share Consolidation”) on the basis of one (1) new Common Share for every ten (10) Common Shares (the “Exchange Ratio”).

The Exchange Ratio was determined by the Company’s Board of Directors in accordance with the share consolidation resolution that was approved by shareholders at the Company’s Annual and Special Meeting of Shareholders held on December 29, 2020 (the “AGM Meeting”). At the AGM Meeting, the Company’s shareholders approved by a majority of 90.3% a share consolidation of the Company’s outstanding common shares in a ratio of between one-for-five and one-for-ten, at any time prior to the one-year anniversary of the AGM Meeting, without further shareholder approval and to be completed at the Board’s sole discretion.

The Share Consolidation will become effective on May 20, 2021, and the common shares are expected to begin trading on the TSX Exchange and the OCTQB Venture Market on a post-consolidation basis at the open of markets on May 25, 2021.

The stock symbol will remain unchanged as NEXT on the Toronto Stock Exchange and as NSRCF on the OTCQB Venture Market in the United States. The new CUSIP number and ISIN number for the post-consolidated common shares is 65343M209 and CA65343M2094, respectively.

As of May 17, 2021, there were 733,806,918 issued and outstanding common shares, and it is expected that there will be 73,380,692 issued and outstanding common shares following the Share Consolidation, subject to rounding for any fractional shares. No fractional Shares will be issued as a result of the Share Consolidation. Shareholders who otherwise would be entitled to receive a fractional common share because they hold a number of common shares not evenly divisible by the Exchange Ratio will automatically be entitled to receive an additional fraction of a common share to round up to the next whole common share.

The number of common shares subject to outstanding options, restricted share units and warrants will automatically be adjusted by a factor equal to the Exchange Ratio applied for the Share Consolidation and in accordance with their terms.

BENEFITS OF THE SHARE CONSOLIDATION

The primary objective for a Share Consolidation is to increase the per-Share trading price of the Common Shares. The Board believes that the low market price of the Common Shares impairs the Company’s marketability and acceptance by institutional investors and other members of the investing public and creates a negative impression of the Company. Theoretically, decreasing the number of Shares outstanding should not, by itself, affect the marketability of the Common Shares, the type of investor who would be interested in acquiring them, or the Company’s reputation in the financial community. In practice, however, many investors and market makers consider low-priced shares as unduly speculative in nature and, as a matter of policy, avoid investment and trading in such shares.

An increase in the per-Share cost of the Shares should enhance the acceptability and marketability of the Shares to the financial community and investing public. Many institutional investors have policies prohibiting them from holding lower-priced shares in their portfolios, which reduces the number of potential buyers for the Shares. If the Shares traded at a higher price, the Company could potentially meet investing guidelines of institutional investors and investment funds who do not currently consider the Shares to be an eligible investment.

Moreover, advisors and analysts at many broker-dealers are reluctant to recommend lower-priced shares and do not as a practice follow the trading activity of lower-priced shares, or if they do follow lower-priced shares frequently require additional monitoring activities.

Increasing the Company’s Share price may make it easier for individual brokers to recommend the Shares, which could generate increased interest in the Shares. If the Company were to generate increased interest in the Shares, the Company anticipates that the Shares potentially would have greater liquidity. However, there can be no assurance that a Share Consolidation would result in any increased interest in the Shares, or that the Shares would achieve a price level that would meet investing guidelines of institutional investors who have not considered investing in the Shares.

Holders of Common Shares who hold uncertificated Common Shares (that is shares held in book-entry form and not represented by a physical share certificate), either as registered holders or beneficial owners, will have their existing book-entry account(s) electronically adjusted by the Company’s transfer agent or, for beneficial shareholders, by their brokerage firms, banks, trusts, or other nominees that hold in street name for their benefit, do not need to take any additional actions to exchange their pre-consolidation Common Shares for post-consolidation Common Shares.  If you hold your Common Shares with such brokerage firm, bank, trust or other nominee, and if you have questions in this regard, you are encouraged to contact your nominee.

Registered shareholders holding share certificates will be mailed a letter of transmittal advising of the share consolidation and instructing them to surrender their share certificates representing pre-consolidation Common Shares for replacement certificates or a direct registration advice representing their post-consolidation Common Shares. No new share certificates will be issued to a Shareholder until the Shareholder has surrendered their outstanding share certificate(s) together with the properly completed and executed letter of transmittal. The completed letter of transmittal, accompanied by the share certificate(s) of the Corporation, should be personally delivered or forwarded by registered mail to the TSX Trust Company, Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 Canada (the “Transfer Agent”). Share certificates should not be forwarded to the office of the Corporation. Until surrendered for exchange, following the effective date of the Share Consolidation, May 20, 2021, each share certificate formerly representing pre-consolidation Common Shares will be deemed to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the Share Consolidation.

Holders of warrants do not need to take any additional actions to exchange their pre-consolidation common share purchase warrant certificates for post-consolidation common share purchase warrant certificates. Each common share purchase warrant certificate formerly representing pre-consolidation Common Shares will be deemed to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the Share Consolidation.

SHAREHOLDER QUESTIONS

Shareholders of NextSource who have questions may contact the Company’s Executive Vice President, Brent Nykoliation directly by email at brent@nextsourcematerials.com.

Additional information regarding the Share Consolidation and the Investment Agreement can be found in the Company’s Management Information Circulars dated November 20, 2020 and April 6, 2021 and filed on the Company’s profile at www.sedar.com.

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution.

With both the mining and environmental permits in place for its Molo Graphite Project in Madagascar, the Company has initiated construction of Phase 1 of the mine. Construction will take approximately 12 months and mine commissioning is expected to begin in April 2022, followed by a ramp up to a Phase 1 processing plant capacity of 240,000 tpa of ore, producing approximately 17,000 tpa of high-quality SuperFlake® graphite concentrate.

The Company’s Molo graphite project is one of the largest known and highest-quality graphite deposits and the only project with SuperFlake® graphite.  NextSource has also signed strategic and exclusive partnerships with key offtake partners and supply chain participants to build and operate its own turnkey spheronized and purified graphite facilities, which will provide anode material to international OEMs for use in lithium-ion and fuel cell battery applications, and graphite for high-end, value-added applications.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF"

Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the parameters of the project, mineral resource and reserve estimates and data verification procedures. Mr. Craig Scherba, P.Geo., President and CEO of NextSource, is the qualified person who reviewed and approved the technical information provided in this press release.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com.

This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” ("forward-looking statements") within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements in this release include statements regarding statements regarding Closing of the Second Private Placement and Royalty, the financing package provided by Vision Blue being sufficient to fully fund the Molo Graphite Project, timing for completion and commissioning of the Molo Project, the processing plant capacity, the Company’s future plans in respect of future investments and the intentions of Vision Blue and the benefits of the Share Consolidation. These statements are based on current expectations, estimates and assumptions that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release, including but not limited to the risks that the Molo Graphite Mine is not built on the expected time and cost estimates, that the mineral reserve and resource estimates for the Molo Graphite Mine are incorrect, that expected recoveries and costs to produce SPG are incorrect, and that permits and licences to operate the Molo Graphite Mine may not be renewed or may be revoked, and other risks discussed in the Company’s public disclosure documents. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.